Exhibit 19.1

CARDIO DIAGNOSTICS HOLDINGS INC.

SECURITIES TRADING POLICY

I. Introduction

Federal and state securities laws make it illegal for anyone to trade in a company’s securities while in possession of material, nonpublic information relating to that company. This conduct is referred to as “insider trading” and may result in civil or criminal penalties. The purpose of this Securities Trading Policy (this “Policy”) is to promote compliance with applicable securities laws and to provide the directors, officers and employees of Cardio Diagnostics Holdings Inc. (together with its subsidiaries, the “Company”) with procedures and guidelines with respect to transactions in the securities of the Company, including its common stock (“Company Securities”), in order to preserve the reputation and integrity of the Company as well as that of all persons affiliated with the Company.

Questions regarding this policy should be directed to the Company’s Chief Financial Officer.

This Policy supersedes any previous policy of the Company concerning stock trading. In the event of any conflict or inconsistency between this Policy and any other materials previously distributed by the Company, this Policy shall govern.

II. Applicability

This Policy applies to all directors, officers and employees of the Company and any of their Related Persons (as defined below). This Policy also applies to the Company’s agents and advisors (together with directors, officers, employees and Related Persons, “insiders”).

III. Policy

If a director, officer, employee, agent or advisor of the Company has material, nonpublic information relating to the Company, it is the Company’s policy that neither that person nor any of his or her Related Persons (as defined below) may buy or sell Company Securities or engage in any other action to take advantage of, or pass on to others, that information. This Policy also applies to material, nonpublic information relating to any other company with publicly-traded securities, including our customers or suppliers, obtained in the course of employment by or association with the Company.

To avoid even the appearance of impropriety, additional restrictions on trading Company Securities by directors and officers of the Company are set forth in Section VI.

IV. Definitions/Explanations

A. Who is an “Insider?”

Any person who possesses material, nonpublic information is considered an “insider” as to that information. Insiders include the Company’s directors, officers, employees, agents, independent contractors and those persons in a special relationship with the Company (e.g., its auditors, consultants, attorneys or other advisors). The definition of insider is transaction specific; that is, an individual is an insider with respect to each item of material, nonpublic information of which he or she is aware.

B. What is “Material” Information?

The materiality of information depends upon the circumstances. Information is considered “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security or where the information is likely to affect the market price of the security. Material information can be positive or negative, and can relate to virtually any aspect of the Company’s business or to any type of Company Security (i.e., debt or equity).

Some examples of material information include:

•	Unpublished financial or operational results or projections, including earnings information
•	Pending or proposed mergers, acquisitions, dispositions or other transactions
•	Significant changes in corporate objectives
•	Significant sale of assets
•	Changes in dividend or stock repurchase policies
•	Financial liquidity problems
•	Cybersecurity risks and incidents, including vulnerabilities and breaches. Insider trading restrictions may also pertain to the period of time the company is investigating the underlying facts, ramifications and materiality of a cybersecurity incident.

The above list is only illustrative; many other types of information may be considered “material,” depending on the circumstances. The materiality of particular information is subject to reassessment on a regular basis. If an insider is unsure whether particular nonpublic information is material, the insider should presume that it is material and consult with the General Counsel before disclosing such information or trading in any securities of a company to which such information relates.

C. What is “Nonpublic” Information?

Information is “nonpublic” if it is not available to the general public. In order for information to be considered public, it must have been disclosed in the Company’s public filings with the Securities and Exchange Commission or widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Reuters Economic Services, The Wall Street Journal, Associated Press, or BusinessWire. The circulation of rumors, even if accurate, does not constitute information that is adequately available to the general public since the public does not know whether the rumor is accurate.

In addition, even after the Company has publicly announced material information, a reasonable period of time must elapse in order for the market to react to the information. Employees may not trade on publicly announced material information until two full trading days after an announcement. For example, if an announcement is made before the commencement of trading on a Monday, an employee may trade in Company Securities starting on Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday). If an announcement is made after trading begins on a Monday, employees may not trade in Company Securities until Thursday. If the announcement is made on Friday after trading begins, employees may not trade in Company Securities until Wednesday of the following week.

D. Who is a “Related Person?”

For purposes of this Policy, a “Related Person” includes the spouse, minor children or anyone else living in an insider’s household; partnerships in which an insider is a general partner; trusts of which an insider is a trustee; estates of which an insider is an executor; and any other legal entities controlled by an insider. Although a person’s parent or sibling may not be considered a Related Person (unless living in the same household), a parent, sibling or other relative may be a “tippee” for securities laws purposes. “Tipping” material, nonpublic information to others also is prohibited, and is discussed in Section V.D.

V. Guidelines

A. Non-disclosure of Material Nonpublic Information

Material, nonpublic information must not be disclosed to anyone, except persons within the Company or third party agents of the Company (such as investment banking advisors, auditors or outside legal counsel) whose positions bind them to strict confidentiality and require them to know it, until such information has been publicly released by the Company.

B. Prohibited Trading in Company Securities

No person may trade, including by placing a purchase or sell order, or recommend that another person trade, in Company Securities (including making initial elections, changes in elections or reallocation of funds relating to retirement plan accounts) when he or she has knowledge of material, nonpublic information concerning the Company. Loans, pledges, gifts, charitable donations and other contributions of Company Securities are also subject to this Policy.

Directors, officer and employees are responsible for any trades placed by Related Persons and should make them aware of the need to confer with such person before they trade Company Securities. Directors, officers and employees should treat any such trades as if the transactions were for their own accounts.

C. Hindsight

If securities transactions ever become the subject of scrutiny, they will be evaluated by enforcement authorities or others after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction an insider should carefully consider how the transaction and whether the information was material may be construed in the bright light of hindsight.

D. “Tipping” Information to Others

Insiders may be liable for communicating or “tipping” material, nonpublic information to any third party (a “tippee”), regardless of whether the tippee is a Related Person. Further, insider trading violations are not limited to trading or tipping by insiders. Persons other than insiders also can be liable for insider trading, including tippees who trade on material, nonpublic information tipped to them and individuals who trade on material, nonpublic information which has been misappropriated.

Tippees inherit an insider’s duties and are liable for trading on material, nonpublic information illegally tipped to them by an insider. Similarly, just as insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee’s liability for insider trading is no different from that of an insider. Tippees can obtain material, nonpublic information by receiving explicit tips from others or from unintentional disclosure through, among other things, conversations at social, business or other gatherings.

E. Prohibition on Speculation and Hedging

Investing in Company Securities provides an opportunity to share in the long-term growth of the Company. In contrast, short-term speculation based on fluctuations in the market for Company Securities may be distracting, and may unduly focus the Company’s directors, officers and employees on the Company’s short-term stock market performance. Furthermore, such activities may put the potential for personal gain in conflict with the best interests of the Company and its securityholders or create the appearance of improper or inappropriate conduct involving Company Securities. As such, directors, officers, employees and their Related Persons may not engage in any hedging or monetization transactions with respect to Company Securities, including by trading in put or call options, warrants, swaps, forwards and other derivatives or similar instruments on Company Securities, or by selling Company Securities “short.” Anyone may, of course, in accordance with this Policy and other Company policies, exercise options granted to them by the Company.

F. Prohibition on Pledging

Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on a loan. Because a margin sale or foreclosure sale may occur at a time when a person is aware of material, nonpublic information or otherwise not permitted to trade in Company Securities, the Company’s directors, officers, employees and their Related Persons are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities in any way including as collateral for a loan.

G. Trading in Other Securities

No director, officer, employee or their Related Persons may trade, including by placing purchase or sell orders, or recommend that another person trade, in the securities of another company if the person learns of material, nonpublic information about the other company in the course of his/her employment with the Company.

VI. Additional Restrictions and Requirements for Directors and Officers

A. Trading Windows and Blackout Periods

In addition to being subject to all of the other limitations in this Policy, directors and officers are prohibited from trading Company Securities during the following blackout periods:

•	Quarterly Blackout Periods. Trading in Company Securities is prohibited from (1) market close on the date that is ten (10) business days prior to the end of each fiscal quarter until (2) market close on the second full day of trading following the release of the Company’s quarterly earnings. During these quarterly blackout periods, directors and officers generally possess or are presumed to possess material, nonpublic information about the Company’s financial results.
•	Special Blackout Periods. From time to time, other types of material information regarding the Company (such as negotiation or mergers, acquisitions or dispositions or other developments) may not be publicly disclosed. While such material information remains nonpublic, directors, officers, and other persons with knowledge of such material, nonpublic information are prohibited from trading in Company Securities. The affected persons must keep the existence of any special blackout period confidential.
•	Exception for Approved 10b5-1 Plans. The trading restrictions in this Policy do not apply to transactions under a written plan, contract, instruction or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 that has been reviewed and approved in advance by the Chief Legal Officer - SEC during an open trading window before any trades are made.

In general, a Rule 10b5-1 Plan must be entered into at a time when the person entering into the plan is not aware of material non-public information, and the person who enters into such Rule 10b5-1 Plan must act in good faith with respect to such plan. Directors and officers must include a representation in their Rule 10b5-1 Plan certifying that: (i) they are not aware of any material non-public information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. Once the Rule 10b5-1 Plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price(s) at which they are to be traded or the date(s) of the trade(s). The Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval prior to the entry into the Rule 10b5-1 Plan and any subsequent modification or termination. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

After a Rule 10b5-1 Plan is approved, you must wait for a cooling-off period before the first trade is made under the plan. Pursuant to the SEC’s rules, a Rule 10b5-1 Plan must include a cooling-off period before trading can commence that, (1) for directors or officers, ends on the later of 90 days after the adoption of the Rule 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and

(2) for persons other than directors or officers, ends 30 days following the adoption or modification of the Rule 10b5-1 Plan.

Only one Rule 10b5-1 Plan should be in effect at any one time. Any Rule 10b5-1 Plans that would call for execution of a single trade are limited to one such plan in a consecutive 12-month period. Any modification of a Rule 10b5-1 Plan is the equivalent of entering into a new trading plan and cancelling the old trading plan. Company personnel seeking to establish, modify or cancel a Rule 10b5-1 Plan must contact the Company’s Chief Legal Officer-SEC.

Trading windows are not “safe harbors” that ensure compliance with securities laws. Insiders remain responsible for their trades and all officers and directors are required to seek clearance of any trades prior to initiating any trade in Company Securities.

B. Prior Clearance

Each director and officer (as such term is defined pursuant to Section 16 of the Securities Exchange Act of 1934) of the Company must obtain prior clearance from the Company’s Compliance Officer, before such person or one of his or her Related Persons makes any purchases or sales of Company Securities, including any exercise of stock options. Prior clearance is required for all purchases or sales. Clearance will be granted or denied based solely on the restraints imposed by law and will not constitute investment advice regarding the advisability of any transaction or ensure compliance with securities laws. Clearance of a transaction is valid only for a 48-hour period or such period that is stated on the preclearance checklist form (the “Preclearance Period”). If the transaction order is not placed and executed within the Preclearance Period, a new request for clearance of the transaction must be made. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.